NEWS RELEASE
TSX: ELD NYSE: EGO	January 30, 2019

Eldorado Announces Decision to Resume Mining and Heap Leaching at Kisladag; Provides Consolidated 2019-2021 Outlook

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) announces that the Company will resume mining, crushing, stacking and heap leaching at its Kisladag gold mine in Turkey. Advancement of the previously announced mill project has been suspended. The Company is also providing three year consolidated production guidance, along with detailed cost guidance for 2019.

Eldorado’s President and CEO, George Burns, stated: “The Company remains focused on shareholder value in its capital allocation decisions, taking into account the interests and expectations of all stakeholders. The decision to restart mining and heap leaching at Kisladag is supported by improved heap leach recoveries and confirmed by a revised heap leaching plan developed in early 2019. The revised heap leaching plan results in favourable economics when compared to milling, without the risks associated with the construction and financing of a $500 million project.”

“At Lamaque, we are very pleased with the performance of our project team who delivered the first gold pour from the Sigma Mill in less than 18 months since acquisition.  The Company continues to anticipate commercial gold production during the first quarter of 2019 and expects total output, including pre-commercial production, in excess of 100,000 ounces for 2019.”

“Beyond completing remaining construction at Lamaque, Eldorado has no major capital projects underway and will remain focused on existing operations in order to realize the full potential from these assets. With annual gold production growing to over 500,000 ounces in 2020, the Company expects to generate significant free cash flow over the next three years and will consider debt retirement starting later this year.”

Kisladag Update

On October 23, 2017, the Company provided an update on Kisladag operations based on laboratory test work undertaken during the third quarter, which indicated that lower recoveries were expected from the zone of mineralization located around the base of the open pit where mining was underway. Based on available information, in the first quarter 2018, the Company elected to suspend mining in order to evaluate processing options. Following a year of engineering and testwork, in October 2018 the Company announced that the Board of Directors had approved the advancement of a mill project. Subsequent to that announcement, gold recovery from the leach pad increasingly exceeded expectations. The Company then focused testwork and analysis on the viability of resuming mining and heap leaching at Kisladag.

In parallel to mill engineering and analysis, testwork to extract maximum value from material already placed on the heap leach pad and the remaining reserves was ongoing throughout 2018. Approximately 900,000 tonnes of ore were placed on an inter-lift lined test pad in the first quarter of 2018. Late in the year, results from this pad were showing recoveries of approximately 58% from an extended leach cycle approaching 250 days (compared to approximately 40% recoveries from the original 90 day column tests). In early 2019, the Company analyzed the new data and developed revised heap leaching plans which show improved economics for the heap leaching scenario. As a result, the Company has decided to resume mining and heap leaching.

The benefits of resuming mining and heap leaching are expected to include:

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Improved economics of heap leaching when compared to the mill project, demonstrates an increase in production and free cash flow over the next three years and a significant reduction in capital development costs;

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The flexibility to consider debt retirement and address balance sheet leverage in 2019;

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Lower construction risks;

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Lower financing risks, as mining and heap leaching will not require external funding;

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The potential for higher heap leach recoveries and the ability to extend heap leach mine life by conducting further metallurgical tests on deeper material in the pit under a longer leach cycle for both the three year guidance and beyond.

Mining is expected to recommence by the end of the first quarter. The three year guidance is based on mining and stacking an initial 22 million tonnes of ore grading over 1.1 grams per tonne gold during the next three years, as well as continuing to leach the material currently on the pad.

While the mill project has been suspended, the project remains viable in the short-term. The viability of the mill project will continue to be assessed in light of the results from ongoing heap leach metallurgical testwork on deeper material and in view of other investment opportunities within the portfolio.

Production and Financial Guidance

Full year gold production of 390,000-420,000 ounces in 2019 (versus 349,147 ounces in 2018) is expected from Kisladag, Lamaque, Efemcukuru, and Olympias, with higher consolidated production expected in the second half of the year. The Company expects average cash operating costs to decline from $621 per ounce of gold sold in 2018, to $550-600 per ounce of gold sold in 2019. The Company will focus on maximizing free cash flow, including optimizing and improving unit costs and production at all assets and decreasing global G&A expenses.

As mining and heap leaching at Kisladag ramps up in 2019, consolidated gold production is expected to increase to 520,000-550,000 ounces of gold in 2020. Production is expected to decrease to 350,000-380,000 ounces of gold in 2021. Guidance at Kisladag will be updated later in 2019 based on results of testwork being completed on deeper material and prevailing economics around both heap leaching and the mill project.

2019 – 2021 Gold Production and Consolidated Cost Guidance

Production (oz)	2018A	2019E	2020E	2021E
Kisladag	172,009	145,000 - 165,000	240,000 - 260,000	75,000 - 95,000
Lamaque	35,3501	100,000 - 110,0002	125,000 - 135,000	125,000 - 135,000
Efemcukuru	95,038	90,000 - 100,000	90,000 - 100,000	90,000 - 100,000
Olympias	46,750	50,000 - 55,000	55,000 - 65,000	55,000 - 65,000
Total	349,147	390,000 - 420,000	520,000 - 550,000	350,000 - 380,000

Consolidated Costs ($/oz sold)	2018A	2019E	2020E	2021E
Cash Operating Cost – C1 ($/oz sold)	621	550 - 600	500 - 600	600 - 700
Total Operating Cost – C2 ($/oz sold)	646	600 - 650	550 - 650	650 - 750
AISC ($/oz sold)	990	900 - 1,000	800 - 900	900 - 1,000

1 Pre-commercial production.
2 Includes ~10,000 ounces of pre-commercial production.

2019 Cost and Capital Expenditure Guidance

	2018A	2019E		2018A	2019E
Kisladag			Corporate ($ millions)
Cash Operating Cost – C1 ($/oz sold)	662	570 - 620	General and Administrative	47	302
Total Operating Cost – C2 ($/oz sold)	683	610 - 660	Exploration3	28	25 - 30
Non-cash Inventory Costs ($/oz sold)	308	n/a
Sustaining Capex ($ millions)	18	10 - 15	Growth Capital ($ millions)
			Kisladag	20	0
Lamaque			Olympias	24	10 - 15
Cash Operating Cost – C1 ($/oz sold)	n/a	550 - 6001	Lamaque4	142	30 - 35
Total Operating Cost – C2 ($/oz sold)	n/a	580 – 6301	Other Project Spending ($ millions)
Sustaining Capex ($ millions)	n/a	35 - 45	Skouries	24	5 - 10
			Stratoni	5	5 - 10
Efemcukuru			Tocantinzinho	6	3 - 5
Cash Operating Cost – C1 ($/oz sold)	511	550 – 600	Certej	6	3 - 5
Total Operating Cost – C2 ($/oz sold)	540	600 - 650
Sustaining Capex ($ millions)	24	15 – 20

Olympias
Cash Operating Cost – C1 ($/oz sold)	730	550 - 650
Total Operating Cost – C2 ($/oz sold)	759	600 - 700
Sustaining Capital ($ millions)	12	20 - 25
1 Excludes 10,000 ounces of pre-commercial production.
2 Re-allocation of the Company’s general and administrative costs to better align with industry peer group practices, with the portion directly supporting operations to be reported, going forward, as cash operating costs.
3 33% expensed and 67% capitalized.
4 Includes development costs and capitalized operating costs less proceeds from pre-commercial sales.

2019 Commodity and Currency Price Assumptions
Gold ($/oz)	$1,275
Silver ($/oz)	$ 17
Lead ($/mt)	$ 2,250
Zinc ($/mt)	$ 2,500
C$/US$	1.35:1
EURO$/US$	1:1.20
US$/TRY	1:5.75

2019 Operational Outlook

TURKEY

Kisladag

For 2019, the Company is forecasting production of 145,000-165,000 ounces of gold, including approximately 70,000 ounces derived from ore previously placed on the leach pad. Approximately 9 million tonnes of new ore at an average grade of 1.1 grams per tonne is planned to be placed on the pad in 2019. Cash costs are estimated to be $570-620 per ounce of gold sold. Ore placed on the pad in 2019 is expected to contribute to production commencing in the second half of 2019 and into 2020.

Sustaining capital expenditures for 2019 are forecast to be approximately $10-15 million, spent primarily on capitalized waste stripping, equipment overhauls, some refurbishment work on the primary crusher and various small capital projects.

Efemcukuru
Efemcukuru remains a steady performer for the seventh consecutive year. In 2019, Efemcukuru is expected to mine and process over 510,000 tonnes of ore at an average grade of 7.0 grams per tonne gold, producing 90,000-100,000 ounces of gold at operating costs of $550-600 per ounce of gold sold.

Sustaining capital expenditures for 2019 are forecast to be approximately $15-20 million, spent primarily on capitalized underground mine development, equipment purchase and rebuilds, and various small capital projects including in-stream analysis, water management upgrades and a dry-stack tailings dam expansion.

CANADA

Lamaque

Eldorado acquired the Lamaque project in July 2017. In the 18 months following the acquisition, Eldorado filed a prefeasibility study (PFS) (see March 21, 2018 release), drilled over 150,000 meters, completed 14,000 meters of underground development and largely completed refurbishment of the existing Sigma Mill, which began commissioning in November 2018. A total of 42,411 ounces were produced from a series of toll milling campaigns in 2017/2018, and in December 2018 the first gold was poured from ore processed in the Sigma Mill.

In 2019, Lamaque is expected to declare commercial production during the first quarter and is planning to mine and process over 500,000 tonnes of ore at an average grade of 7.0 grams per tonne gold. Production is expected to be 100,000-110,000 ounces of gold (including pre-commercial production), at cash operating costs of $550-600 per ounce of gold sold.

Excluding proceeds from gold sales, total 2018/2019 capital spending is forecast to come in roughly 10 - 15% over the PFS estimate. The increase relates primarily to the purchase of certain pieces of mobile equipment as opposed to leasing, additional costs associated with underground development, further work on the existing tailings dam to increase storage capacity, offset by the deferral of construction of the Sigma paste plant.

Total capital expenditures for 2019 (excluding proceeds from pre-commercial gold sales) are forecast to be below the PFS estimate at approximately $80-90 million, including $35-45 million of sustaining capital.

37,000 metres of exploration drilling are planned to further expand resources in the lower part of the Triangle Deposit, focusing on the 500 metre vertical interval between the C5 and C9 zones, and to test additional targets in the project area. Resource conversion drilling planned from underground platforms (31,200 metres) will target Inferred Resources in the lower part of the C4 Zone and the C5 Zone. The Company expects to further evaluate and optimize the mine plan as we progress resource conversion, particularly in the C5 ore body.

The recent exploration success at Lamaque has provided the opportunity to review options for increasing throughput at the Sigma Mill. The mill has a refurbished nameplate capacity of 2,200 tonnes per day and the potential to expand to its former capacity of 5,000 tonnes per day with a purchase and installation of a SAG mill. Based on planned drilling and the potential conversion of Inferred Resources in C4, C5 and C6, the Company expects to explore options to increase mill feed.

GREECE

Olympias

In 2019, Olympias is expected to mine and process 430,000 tonnes of ore at an average grade of 7.8 grams per tonne of gold, 92 grams per tonne of silver, 3% lead and 4% zinc. Production is expected to be 50,000-55,000 ounces of gold, 850,000-900,000 ounces of silver, 8,750-9,250 tonnes of lead and 12,000-12,500 tonnes of zinc. Cash operating costs net of by-products are expected to be $550-650 per ounce of gold sold. Global market conditions for gold pyrite concentrate softened in late 2018, resulting in the Company budgeting lower payabilities for material sold in 2019.

Sustaining capital expenditures are expected to be $20-25 million on underground capitalized development, an infill diamond drill program, raise bore installations, mobile machinery, equipment rebuilds and process plant upgrades.

Development capital expenditures are expected to be $10-15 million, including a pump station installation underground along with various infrastructure upgrades associated with completing Phase II as well as ongoing engineering associated with Phase III.

Going forward, the Company expects the variability in ore blending to stabilize at Olympias. The paste backfill plant has been operating efficiently and is allowing for consistent backfilling of mined voids. Mining performance is expected to improve as a result of an enhanced ore deposit model based on infill drilling completed in 2018. Cost reduction initiatives in both the mining operations and the process plant are ongoing with high-cost consumables and operational inefficiencies being initially targeted.

As part of the Company’s 2018 financial year-end, the valuation assumptions for Olympias are under review and there is a likelihood that an impairment charge will be recorded.

Skouries

Ongoing care and maintenance costs are estimated to be $5-10 million per year for 2019, including $2-4 million of direct site costs and its portion of country overhead costs.

Stratoni

For 2019, Stratoni is expected to process 210,000 tonnes of ore at grades of 6% lead, 9% zinc and 165 grams per tonne silver. Sustaining capital expenditures at Stratoni are expected to be $5-10 million including mine mobile equipment purchases and overhauls, mine facility upgrades and upgrades to some of the process facilities.

Through additional investment in the exploration program at Stratoni for 2019, the Company expects to continue to extend mine life. An additional 10,000 metres of resource expansion drilling is planned for the year.

ROMANIA

The Company expects to spend approximately $3-5 million at Certej during 2019 with the focus on continuing to optimize engineering along with modest site enabling works for the main electric power and water lines to the site. An economic assessment for the nearby Bolcana project is underway, and will determine next steps for advancing the project.

In January 2019, the Company received notice that the Urban Zonal Permit (PUZ), originally issued in 2010 for the Certej project in Romania, was suspended.  The Company will appeal after the reasoning behind the ruling has been received, which can take up to a month. This suspension is not expected to have a significant impact on development at Certej.

BRAZIL

Work is underway to update the 43-101 compliant PFS for the Tocantinzinho project. The PFS is expected to be completed in the first half of 2019. Development capital spending in 2019 is expected to be $3-5 million.

Conference Call to Discuss Path Forward

Senior management will host a conference call to review the information contained in this release on Thursday, January 31st, 2019 at 7:00 AM PT (10:00 AM ET). The call and associated slides will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via http://services.choruscall.ca/links/eldoradogold20190131.html

Conference Call Details		Replay (available until February 21st, 2019)
Date:	January 31, 2019	Vancouver:	1-604-638-9010
Time:	7:00 am PT (10:00 am ET)	Toll Free:	1-800-319-6413
Dial in:	1-604-638-5340	Pass code:	2931
Toll free:	1-800-319-4610

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including higher heap leach recoveries at Kisladag, favourable economics for our heap leaching plan and the ability to extend heap leach mine life at Kisladag through further metallurgical tests on deeper material, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, including expectations around generating significant free cash flow and debt retirement, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such documents for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.